Exhibit 99.1

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the New Zealand Stock Exchange under Listing Rule 7.12.1
6 June 2008

Issue of shares:

a)	Ordinary shares, CA 0525261008
b)	1,056,338 shares issued
c)	Issue price of US$0.71
d)	Non-cash consideration – in payment of a work fee for the agreed restructuring of the company’s loan facility
e)	N/a
f)	Shares issued equivalent to 2.3 % of total ordinary shares now on issue
g)	Issued under agreement with loan facility provider for restructuring facility
h)	Agreement dated March 20, 2008; TSX-V approval dated April 17, 2008
i)	Shares are not transferable in Canada until September 22, 2008; not transferable to US citizens for 40 days after issue (July 2, 2008)
j)	45,972,469 ordinary shares in total after issue
k)	N/a
l)	Date of Issue: 23 May 2008